UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) press release announcing the date of the release of the fourth quarter and full year ended March 31, 2022 financial results of the Company, which is attached hereto as Exhibit 99.1.
This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-259200) of the Company and the prospectuses incorporated therein.

EXHIBITS

Exhibit	Description
99.1	Press release dated June 9, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: June 9, 2022

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

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